UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: November 14, 2025

Financial Results

for the six months

ended September 30, 2025

 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“the Company”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2025		Six months ended Sep. 30, 2024
			Change

Consolidated gross profit	1	2,298,786	253,529	2,045,257

Net interest income	2	1,282,937	156,540	1,126,397

Trust fees	3	5,550	1,051	4,499

Net fees and commissions	4	829,346	74,729	754,617

Net trading income	5	141,842	(162,805)	304,647

Net other operating income	6	39,109	184,013	(144,904)

General and administrative expenses	7	(1,228,787)	(56,040)	(1,172,747)

Equity in gains (losses) of affiliates	8	78,061	32,337	45,724

Consolidated net business profit	9	1,148,060	229,826	918,234

Total credit cost	10	(90,168)	(6,263)	(83,905)

Credit costs	11	(107,884)	(3,769)	(104,115)

Write-off of loans	12	(86,066)	1,779	(87,845)

Provision for reserve for possible loan losses	13	(7,929)	(7,929)	-

Others	14	(13,889)	2,381	(16,270)

Gains on reversal of reserve for possible loan losses	15	-	(11,396)	11,396

Recoveries of written-off claims	16	17,716	8,902	8,814

Gains (losses) on stocks	17	246,285	(47,938)	294,223

Other income (expenses)	18	(26,054)	72,026	(98,080)

Ordinary profit	19	1,278,123	247,651	1,030,472

Extraordinary gains (losses)	20	(2,649)	423	(3,072)

Gains (losses) on disposal of fixed assets	21	(306)	1,802	(2,108)

Losses on impairment of fixed assets	22	(1,830)	(1,532)	(298)

Income before income taxes	23	1,275,474	248,074	1,027,400

Income taxes - current	24	(333,759)	(68,940)	(264,819)

Income taxes - deferred	25	(3,652)	29,101	(32,753)

Profit	26	938,062	208,235	729,827

Profit attributable to non-controlling interests	27	(4,557)	98	(4,655)

Profit attributable to owners of parent	28	933,505	208,333	725,172

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2025		Mar. 31, 2025
			Change
Consolidated subsidiaries	29	177	5	172
Equity method affiliates	30	263	19	244

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2025		Six months ended Sep. 30, 2024
			Change
Gross banking profit	1	1,376,974	215,149	1,161,825
Gross domestic profit	2	644,790	144,444	500,346
Net interest income	3	545,051	135,912	409,139
Trust fees	4	2,017	465	1,552
Net fees and commissions	5	120,449	6,774	113,675
Net trading income	6	(7,580)	(8,529)	949
Net other operating income	7	(15,146)	9,824	(24,970)

Gains (losses) on bonds	8	(13,542)	12,866	(26,408)
Gross international profit	9	732,184	70,705	661,479
Net interest income	10	449,013	(5,303)	454,316
Net fees and commissions	11	151,862	9,452	142,410
Net trading income	12	56,947	(125,612)	182,559
Net other operating income	13	74,361	192,168	(117,807)

Gains (losses) on bonds	14	23,825	(9,381)	33,206
Expenses (excluding non-recurring losses)	15	(550,946)	(31,099)	(519,847)

Overhead ratio	16	40.0%	(4.7%)	44.7%
Personnel expenses	17	(228,783)	(3,906)	(224,877)
Non-personnel expenses	18	(287,197)	(26,388)	(260,809)
Taxes	19	(34,965)	(805)	(34,160)

Banking profit (before provision for general reserve for possible loan losses)	20	826,027	184,049	641,978

Gains (losses) on bonds	21	10,283	3,486	6,797
Core banking profit (20-21)	22	815,744	180,564	635,180

excluding gains (losses) on cancellation of investment trusts	23	775,822	198,525	577,297

Provision for general reserve for possible loan losses	24	-	-	-
Banking profit	25	826,027	184,049	641,978
Non-recurring gains (losses)	26	374,938	52,248	322,690
Credit costs	27	(1,953)	2,279	(4,232)
Gains on reversal of reserve for possible loan losses	28	49,880	26,307	23,573
Recoveries of written-off claims	29	9,501	9,237	264
Gains (losses) on stocks	30	226,927	(49,194)	276,121
Other non-recurring gains (losses)	31	90,582	63,619	26,963

Ordinary profit	32	1,200,966	236,298	964,668

Extraordinary gains (losses)	33	(1,568)	544	(2,112)
Gains (losses) on disposal of fixed assets	34	(136)	1,756	(1,892)
Losses on impairment of fixed assets	35	(1,432)	(1,213)	(219)
Income before income taxes	36	1,199,397	236,841	962,556
Income taxes - current	37	(250,345)	(45,224)	(205,121)
Income taxes - deferred	38	(29,039)	270	(29,309)

Net income	39	920,011	191,886	728,125

Total credit cost (24+27+28+29)	40	57,428	37,823	19,605
Provision for general reserve for possible loan losses	41	41,300	(437)	41,737
Write-off of loans	42	(13)	95	(108)
Provision for specific reserve for possible loan losses	43	(462)	10,859	(11,321)
Losses on sales of delinquent loans	44	(1,940)	2,184	(4,124)
Provision for loan loss reserve for specific overseas countries	45	9,042	15,885	(6,843)
Recoveries of written-off claims	46	9,501	9,237	264

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2025
	Three months ended Jun. 30, 2025	Three months ended Sep. 30, 2025		Change	Six months ended Sep. 30, 2024
Yield on interest earning assets (A)			0.95	0.34	0.61
Interest earned on loans and bills discounted (C)	1.26	1.30	1.28	0.34	0.94
Interest earned on securities			1.54	(0.04)	1.58
Total cost of funding (including expenses) (B)			0.66	0.17	0.49
Cost of interest bearing liabilities			0.22	0.16	0.06
Interest paid on deposits, etc. (D)	0.18	0.19	0.18	0.15	0.03
Interest paid on other liabilities			0.52	0.24	0.28
Expense ratio			0.44	0.02	0.42
Overall interest spread (A) - (B)			0.29	0.17	0.12
Interest spread (C) - (D)	1.08	1.11	1.10	0.19	0.91

Note: From the fiscal year ended March 31, 2025, the yield on interest earning assets was calculated by considering the interest earning portion of the deposit with the Bank of Japan, and this change was retroactively applied to the six months ended September 30, 2024.

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	1.27	1.30	1.29	0.32	0.97
Interest spread (E) - (D)	1.09	1.11	1.11	0.17	0.94

3. Gains (losses) on securities

SMBC non-consolidated					(Millions of yen)
			Six months ended Sep. 30, 2025		Six months ended Sep. 30, 2024
				Change
Gains (losses) on bonds			10,283	3,486	6,797
Gains on sales			28,239	(7,119)	35,358
Losses on sales			(16,912)	9,075	(25,987)
Gains on redemption			0	0	0
Losses on redemption			(990)	1,583	(2,573)
Losses on devaluation			(52)	(52)	-

Gains (losses) on stocks			226,927	(49,194)	276,121
Gains on sales			248,425	(42,479)	290,904
Losses on sales			(7,751)	(7,539)	(212)
Losses on devaluation			(13,746)	824	(14,570)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Sep. 30, 2025					Mar. 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	1,710,238	(15,719)	(9,545)	-	15,719	274,414	(6,174)

Other securities	2	36,931,906	3,222,939	416,916	3,876,918	653,978	39,776,760	2,806,023

Stocks	3	3,335,206	2,300,175	339,249	2,301,689	1,513	3,045,167	1,960,926

Bonds	4	11,773,291	(152,404)	(7,567)	7,570	159,975	13,893,477	(144,837)

Japanese government bonds	5	9,277,588	(52,450)	(55)	274	52,725	11,180,546	(52,395)

Others	6	21,823,408	1,075,168	85,235	1,567,658	492,489	22,838,114	989,933

Foreign bonds	7	17,091,270	(328,899)	120,199	114,931	443,831	17,424,744	(449,098)

Other money held in trust	8	521	-	-	-	-	520	-

Total	9	38,642,666	3,207,220	407,371	3,876,918	669,697	40,051,695	2,799,849

Stocks	10	3,335,206	2,300,175	339,249	2,301,689	1,513	3,045,167	1,960,926

Bonds	11	13,470,582	(168,123)	(17,112)	7,570	175,694	14,167,892	(151,011)

Others	12	21,836,877	1,075,168	85,235	1,567,658	492,489	22,838,635	989,933

SMBC non-consolidated								(Millions of yen)
		Sep. 30, 2025					Mar. 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	1,340,359	(10,420)	(9,262)	-	10,420	22,300	(1,158)

Stocks of subsidiaries and affiliates	14	5,198,315	(12,590)	57,468	2,655	15,246	5,009,805	(70,058)

Other securities	15	30,413,094	2,152,722	378,284	2,794,697	641,974	33,564,599	1,774,438

Stocks	16	2,928,885	2,112,710	295,540	2,114,194	1,483	2,693,563	1,817,170

Bonds	17	11,715,559	(148,031)	(7,137)	7,575	155,607	13,835,139	(140,894)

Japanese government bonds	18	9,277,588	(52,450)	(55)	274	52,725	11,180,546	(52,395)

Others	19	15,768,650	188,044	89,882	672,927	484,883	17,035,896	98,162

Foreign bonds	20	12,095,468	(358,129)	100,781	78,286	436,416	12,711,011	(458,910)

Total	21	36,951,769	2,129,712	426,491	2,797,353	667,641	38,596,705	1,703,221

Stocks	22	3,228,839	2,115,366	296,496	2,116,849	1,483	2,987,917	1,818,870

Bonds	23	13,055,918	(158,452)	(16,400)	7,575	166,028	13,857,439	(142,052)

Others	24	20,667,012	172,798	146,396	672,927	500,129	21,751,347	26,402

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are measured based on the market prices of securities as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) represent the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Sep. 30, 2025					Mar. 31, 2025

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	7,377.0	2,949.2	2,149.5	580.2	13,055.9	10,374.0	2,320.2	692.5	470.7	13,857.4
Japanese government bonds	6,739.9	2,002.8	1,597.4	255.6	10,595.6	9,663.6	1,352.8	39.6	124.5	11,180.5
Japanese local government bonds	101.7	321.1	319.6	3.8	746.2	126.0	268.0	417.1	4.0	815.1
Japanese short-term bonds	49.9	-	-	-	49.9	49.9	-	-	-	49.9
Japanese corporate bonds	485.5	625.3	232.5	320.8	1,664.2	534.4	699.4	235.8	342.2	1,811.8

Others	3,049.0	3,783.2	1,520.4	4,637.1	12,989.7	2,665.0	4,342.5	2,314.9	4,766.7	14,089.0

Total	10,426.0	6,732.4	3,669.9	5,217.3	26,045.6	13,039.0	6,662.6	3,007.4	5,237.4	27,946.4

6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2025				Mar. 31, 2025

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	11,067.4	23,372.1	11,515.1	45,954.6	6,123.9	28,228.2	11,046.2	45,398.3
Receivable floating rate / payable fixed rate	3,729.0	9,351.2	11,299.2	24,379.4	1,101.7	9,181.4	13,470.7	23,753.7
Receivable floating rate / payable floating rate	-	-	-	-	425.0	-	-	425.0

Total	14,796.4	32,723.4	22,814.2	70,334.0	7,650.6	37,409.6	24,516.9	69,577.0

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

				(Millions of yen)
		At the beginning of FY3/2026		At the beginning of FY3/2025
			Change
Fair value of plan assets	(A)	1,805,602	(15,617)	1,821,219
Projected benefit obligation	(B)	852,205	(92,485)	944,690
Net surplus (deficit)	(A-B)	953,397	76,869	876,528
Net defined benefit asset		987,288	73,497	913,791
Net defined benefit liability		33,890	(3,373)	37,263

Measurements of defined benefit plans (before tax effect deduction)		(404,307)	5,465	(409,772)
	Unrecognized prior service cost (deductible from the obligation)	(9,408)	2,390	(11,798)
	Unrecognized net actuarial gain (loss)	(394,898)	3,076	(397,974)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2025		Six months ended Sep. 30, 2024
			Change
Retirement benefit expenses		(33,037)	(19,554)	(13,483)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY3/2026		At the beginning of FY3/2025
			Change
Projected benefit obligation	(A)	709,650	(83,541)	793,191
<Discount rate>		<1.95%>	<0.69%>	<1.26%>
Fair value of plan assets	(B)	1,674,216	(15,254)	1,689,470
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	558,899	79,211	479,688
Unrecognized prior service cost (deductible from the obligation)	(E)	(11,047)	2,651	(13,698)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(394,619)	8,273	(402,892)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2025		Six months ended Sep. 30, 2024
			Change
Retirement benefit expenses		(44,977)	(20,216)	(24,761)
Service cost		7,097	(1,278)	8,375
Interest cost on projected benefit obligation		6,919	1,922	4,997
Expected returns on plan assets		(33,124)	(10,272)	(22,852)
Amortization of unrecognized prior service cost		(1,325)	-	(1,325)
Amortization of unrecognized net actuarial gain (loss)		(30,007)	(11,138)	(18,869)
Others		5,462	549	4,913

Sumitomo Mitsui Financial Group

 8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

SMBC non-consolidated, as of Sep. 30, 2025

(Billions of yen)

Category of borrowers under self-assessment	NPLs based on the Banking Act and the Reconstruction Act	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio	
Bankrupt borrowers Effectively bankrupt borrowers	Bankrupt and quasi-bankrupt loans 48.1 (i) (Change from Mar. 31, 2025: (7.7))	Portion of claims secured by collateral or guarantees, etc. 45.3 (a)		Fully reserved 2.8	Direct write-offs (*1)	Specific reserve 5.7 (*2)	100% (*3)	
Potentially bankrupt borrowers	Doubtful loans 341.6 (ii) (Change from Mar. 31, 2025: 18.2)	Portion of claims secured by collateral or guarantees, etc. 180.5 (b)		Necessary amount reserved 161.1		Specific reserve 96.4 (*2)	59.83% (*3)	
Borrowers requiring caution	Substandard loans 221.3 (Change from Mar. 31, 2025: 64.1) Past due loans (3 months or more) 23.2 (iii) (Change from Mar. 31, 2025: 1.5) Restructured loans 198.1 (iv) (Change from Mar. 31, 2025: 62.6) (Claims to Substandard borrowers)	Portion of Substandard loans secured by collateral or guarantees, etc. 92.5 (c)				General reserve for Substandard loans 58.1 (*5)	54.98% (*3)	18.01% (*3)
	Normal assets	Claims to Borrowers requiring caution, excluding claims to Substandard borrowers				General reserve 454.9 (*5)	4.43% [8.57%] (*4)	
Normal borrowers	124,699.2	Claims to Normal borrowers					0.09% (*4)	

Loan loss reserve for specific overseas countries	12.9

Total reserve for possible loan losses	569.9
D: Specific reserve + General reserve for Substandard loans	160.2

Reserve ratio (*6) (D/C) 54.72%

Non-performing loan ratio	Total	B: Portion secured by collateral or guarantees, etc.	C: Unsecured portion (A - B)	Coverage ratio
0.49% ((vi)/(v)) (Change from Mar. 31, 2025: 0.06%)	125,310.2 (v) A=(i)+(ii)+(iii)+(iv) **611.0 (vi)** (Change from Mar. 31, 2025: 74.5)	(a)+(b)+(c) 318.3	292.7	((B+D)/A) 78.31%

*1	Direct write-offs include a direct reduction of 186.2 billion yen.
*2

Specific reserve includes reserves for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 2.9 billion yen, Potentially bankrupt borrowers: 4.5 billion yen)

*3	Reserve ratios for claims on “Bankrupt borrowers”, “Effectively bankrupt borrowers”, “Potentially bankrupt borrowers”, “Substandard borrowers” and “Borrowers requiring caution (including Substandard borrowers)” represent the proportion of the reserve for possible loan losses to each category’s total claims, excluding amounts secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on “Normal borrowers” and “Borrowers requiring caution (excluding claims to Substandard borrowers)” represent the proportion of reserves for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on “Borrowers requiring caution (excluding claims to Substandard borrowers)” is shown in [ ].

*5	General reserve includes the Specific reserve for “Borrowers requiring caution,” totaling 0.0 billion yen.
*6	The reserve ratio reflects the proportion of reserve to claims, excluding amounts secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Sep. 30, 2025			Mar. 31, 2025

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	890,823	87.73	(35,108)	925,931	105.02
General reserve	685,668		(42,047)	727,715
Specific reserve	192,261		15,981	176,280
Loan loss reserve for specific overseas countries	12,893		(9,042)	21,935

Amount of direct reduction	251,823		8,852	242,971

SMBC non-consolidated					(Millions of yen, %)
	Sep. 30, 2025			Mar. 31, 2025

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	569,864	93.27	(55,674)	625,538	116.60
General reserve	454,915		(45,390)	500,305
Specific reserve	102,078		(1,241)	103,319
Loan loss reserve for specific overseas countries	12,870		(9,042)	21,912

Amount of direct reduction	186,186		(11,578)	197,764

Note:

Reserve ratio (calculated as Reserve for possible loan losses divided by Non-Performing Loans (NPLs) based on the Banking Act and the Reconstruction Act, excluding normal assets) is determined after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-Performing Loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	77,187	1,953	75,234
Doubtful loans	517,813	63,046	454,767
Substandard loans	420,446	68,753	351,693
Past due loans (3 months or more)	76,796	15,953	60,843
Restructured loans	343,649	52,799	290,850
Total (A)	1,015,447	133,751	881,696

Normal assets	131,943,466	1,862,661	130,080,805
Grand total (B)	132,958,913	1,996,412	130,962,501
NPL ratio (A/B)	0.76	0.09	0.67

			(Millions of yen)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Total coverage (C)	608,079	70,954	537,125
Reserve for possible loan losses (D)	244,651	42,885	201,766
Amount recoverable by guarantees, collateral and others (E)	363,427	28,068	335,359

			(%)
Coverage ratio (C) / (A)	59.88	(1.04)	60.92
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	123.52	(19.53)	143.05

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	37.52	0.59	36.93
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	136.63	(32.85)	169.48

SMBC non-consolidated			(Millions of yen, %)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	48,081	(7,713)	55,794
Doubtful loans	341,612	18,151	323,461
Substandard loans	221,308	64,076	157,232
Past due loans (3 months or more)	23,178	1,513	21,665
Restructured loans	198,130	62,564	135,566
Total (A)	611,002	74,515	536,487

Normal assets	124,699,229	1,828,770	122,870,459
Grand total (B)	125,310,232	1,903,285	123,406,947
NPL ratio (A/B)	0.49	0.06	0.43

			(Millions of yen)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Total coverage (C)	478,466	40,298	438,168
Reserve for possible loan losses (D)	160,160	10,121	150,039
Amount recoverable by guarantees, collateral and others (E)	318,306	30,177	288,129

			(%)
Coverage ratio (C) / (A)	78.31	(3.36)	81.67
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	145.36	(24.95)	170.31

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	54.72	(5.69)	60.41
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	194.69	(57.18)	251.87

Note: Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve

Sumitomo Mitsui Financial Group

 11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2025 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2025	Amount of off-balancing	Mar. 31, 2025 (b)

Bankrupt and quasi-bankrupt loans	48.1	(7.7)	7.3	(15.1)	55.8

Doubtful loans	341.6	18.2	49.9	(31.7)	323.5

Total	389.7	10.4	57.2	(46.8)	379.3

Result of measures connected to off-balancing (*1)	31.0				38.3

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(1.8)
	Reconstructive disposition			(1.8)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(2.6)
	Direct write-offs			21.2
	Others			(61.9)
		Collection / repayment, etc.		(45.9)
		Improvement in debtors’ performance		(16.1)

	Total			(46.8)

*1	The measures connected to off-balancing include legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for revitalization that is scheduled to be off-balanced before maturity.

*2	1.	“Disposition by borrowers’ liquidation” refers to the abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to the abandonment of loans involved in reconstructive bankruptcy proceedings (including corporate reorganization and civil rehabilitation), debt forgiveness in special mediation or other civil mediation, or debt forgiveness for restructuring in private reorganization.

Sumitomo Mitsui Financial Group

 12. Loan portfolio, classified by industry

 SMBC non-consolidated

(1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Sep. 30, 2025			Mar. 31, 2025
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	69,209,264	100.0	1,764,162	67,445,102	100.0
Manufacturing	11,292,952	16.3	823,920	10,469,032	15.5
Agriculture, forestry, fisheries and mining	270,703	0.4	20,095	250,608	0.4
Construction	1,095,496	1.6	129,847	965,649	1.4
Transportation, communications and public enterprises	7,227,219	10.4	837,766	6,389,453	9.5
Wholesale and retail	5,222,168	7.5	(26,284)	5,248,452	7.8
Finance and insurance	9,368,032	13.5	234,550	9,133,482	13.5
Real estate	13,116,392	19.0	869,269	12,247,123	18.2
Goods rental and leasing	2,736,506	4.0	114,766	2,621,740	3.9
Various services	4,954,581	7.2	97,108	4,857,473	7.2
Municipalities	442,523	0.6	(52,188)	494,711	0.7
Others	13,482,688	19.5	(1,284,685)	14,767,373	21.9
Overseas offices and Japan offshore banking accounts	37,502,990	100.0	432,500	37,070,490	100.0
Public sector	592,536	1.6	11,747	580,789	1.6
Financial institutions	3,239,560	8.6	176,897	3,062,663	8.2
Commerce and industry	32,050,890	85.5	550,383	31,500,507	85.0
Others	1,620,002	4.3	(306,526)	1,926,528	5.2
Total	106,712,255	-	2,196,663	104,515,592	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2025			Mar. 31, 2025
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	257,206	60.7	(8,502)	265,708
Manufacturing	86,556	62.2	(1,506)	88,062
Agriculture, forestry, fisheries and mining	439	94.8	(108)	547
Construction	4,936	53.6	(590)	5,526
Transportation, communications and public enterprises	15,775	51.8	(1,815)	17,590
Wholesale and retail	46,008	48.0	1,143	44,865
Finance and insurance	4,369	52.4	(1,184)	5,553
Real estate	16,006	69.2	(1,703)	17,709
Goods rental and leasing	447	51.3	160	287
Various services	56,601	51.8	(1,825)	58,426
Municipalities	-	-	-	-
Others	26,064	100.0	(1,076)	27,140
Overseas offices and Japan offshore banking accounts	353,796	51.7	83,017	270,779
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	349,052	50.5	83,058	265,994
Others	4,743	95.9	(42)	4,785
Total	611,002	54.7	74,515	536,487

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2025		Mar. 31, 2025

	(a)	(a) - (b)	(b)

Consumer loans	11,951,211	(134,114)	12,085,325
Housing loans	11,140,726	(153,103)	11,293,829

Self-residential purpose	9,378,965	(112,385)	9,491,350

Other consumer loans	810,485	18,990	791,495
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Outstanding balance	41,073,919	999,688	40,074,231
Ratio to total loans	59.3	(0.1)	59.4

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Sep. 30, 2025			Mar. 31, 2025
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,263,377	20.3	(202,409)	7,465,786	20.7
Indonesia	187,043	0.5	(25,611)	212,654	0.6
Thailand	1,025,837	2.9	(111,054)	1,136,891	3.1
Korea	445,913	1.2	13,756	432,157	1.2
Hong Kong	953,641	2.7	(162,849)	1,116,490	3.1
China	67,529	0.2	(10,991)	78,520	0.2
Taiwan	326,798	0.9	(26,387)	353,185	1.0
Singapore	2,116,845	5.9	(12,057)	2,128,902	5.9
India	1,271,894	3.6	62,676	1,209,218	3.4
Others	867,877	2.4	70,108	797,769	2.2
Oceania	3,122,285	8.7	126,531	2,995,754	8.4
Australia	3,018,653	8.4	113,809	2,904,844	8.1
Others	103,632	0.3	12,722	90,910	0.3
North America	14,792,921	41.4	95,883	14,697,038	41.1
United States	11,750,504	32.9	346,411	11,404,093	31.9
Others	3,042,417	8.5	(250,528)	3,292,945	9.2
Central and South America	2,277,358	6.4	(53,690)	2,331,048	6.5
Brazil	400,326	1.1	(8,027)	408,353	1.1
Panama	424,480	1.2	(5,606)	430,086	1.2
Others	1,452,552	4.1	(40,057)	1,492,609	4.2
Western Europe	5,014,229	14.0	(95,709)	5,109,938	14.3
United Kingdom	1,008,487	2.8	(99,826)	1,108,313	3.1
Ireland	480,666	1.3	(71,517)	552,183	1.5
Netherlands	644,212	1.8	(67,685)	711,897	2.0
Others	2,880,864	8.1	143,319	2,737,545	7.7
Eastern Europe	166,317	0.5	(34,488)	200,805	0.6
Russia	109,603	0.3	(47,586)	157,189	0.5
Others	56,714	0.2	13,098	43,616	0.1
Others	3,110,401	8.7	113,539	2,996,862	8.4

Total	35,746,888	100.0	(50,343)	35,797,231	100.0

Note:  Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2025			Mar. 31, 2025
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas offices and Japan offshore banking accounts	353,796	51.7	83,017	270,779
Asia	148,479	51.0	58,986	89,493
Oceania	8,760	52.2	65	8,695
North America	50,210	69.3	8,667	41,543
Central and South America	35,341	61.4	8,801	26,540
Western Europe	83,447	43.3	5,160	78,287
Eastern Europe	19,858	32.4	1,405	18,453
Others	7,698	64.5	(68)	7,766

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	Six months ended		Six months ended
	Sep. 30, 2025 (a)	(a) - (b)	Sep. 30, 2024 (b)

Deposits	160,931,078	5,561,766	155,369,312

Domestic units	125,957,168	2,604,238	123,352,930

Loans	105,455,332	3,990,329	101,465,003

Domestic units	64,288,192	4,188,009	60,100,183
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Deposits	157,291,560	(2,440,111)	159,731,671
Domestic deposits (excluding Japan offshore banking accounts)	128,036,187	(2,788,130)	130,824,317

Individuals	61,647,835	428,709	61,219,126

Corporates	66,388,352	(3,216,839)	69,605,191

Loans	106,712,255	2,196,663	104,515,592
Domestic offices (excluding Japan offshore banking accounts)	69,209,264	1,764,162	67,445,102

Overseas offices and Japan offshore banking accounts	37,502,990	432,500	37,070,490
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Balance of investment trusts	5,219.7	596.0	4,623.7

Balance to individuals	4,081.4	426.7	3,654.7
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the end of the period.
			(Billions of yen)
	Six months ended		Six months ended
	Sep. 30, 2025 (a)	(a) - (b)	Sep. 30, 2024 (b)

Sales of investment trusts to individuals	398.1	11.7	386.4

Sales of pension-type insurance to individuals	32.5	(2.5)	35.0

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Sep. 30, 2025	Change from Mar. 31, 2025	Mar. 31, 2025
(a) Total deferred tax assets	(b-c)	1	450.2	(28.2)	478.4
(b) Subtotal of deferred tax assets		2	571.0	(48.2)	619.2
Reserve for possible loan losses and write-off of loans		3	238.7	(20.3)	259.0
Taxable write-off of securities		4	96.4	4.4	92.0
Others		5	235.9	(32.3)	268.2
(c) Valuation allowance		6	120.8	(20.0)	140.8
(d) Total deferred tax liabilities		7	747.9	137.3	610.6
Net unrealized gains on other securities		8	635.2	138.4	496.8
Others		9	112.7	(1.1)	113.8

Net deferred tax assets	(a-d)	10	(297.7)	(165.5)	(132.2)
Amount corresponding to net deferred gains (losses) on hedges included in line 5 and net unrealized gains (losses) on other securities included in line 8		11	(554.1)	(135.7)	(418.4)
Others		12	256.4	(29.8)	286.2

SMBC recognized deferred tax assets in accordance with paragraph 19 (Category 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26), based on the consistent generation of taxable income, excluding amounts from extraordinary factors, over the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)

	FY3/2023	FY3/2024	FY3/2025	1H, FY3/2026
Income of final tax return before deducting operating loss carryforwards	621.2	1,104.6	1,467.8	868.3

Note: The figure for 1H, FY3/2026 was estimated in the interim closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated			(Billions of yen, %)
	Sep. 30, 2025 [Preliminary]		Mar. 31, 2025
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	15.62	0.44	15.18

(2) Tier 1 capital ratio (5) / (7)	14.59	0.36	14.23

(3) Common equity Tier 1 capital ratio (6) / (7)	12.59	0.15	12.44

(4) Total capital	14,813.2	669.1	14,144.1

(5) Tier 1 capital	13,838.4	579.6	13,258.8

(6) Common equity Tier 1 capital	11,937.7	352.6	11,585.1

(7) Risk weighted assets	94,789.4	1,672.3	93,117.1

(8) Required capital (7) X 8%	7,583.2	133.8	7,449.4

(9) Leverage Ratio	5.17	0.16	5.01

SMBC consolidated

(1) Total capital ratio	16.96	0.18	16.78

(2) Tier 1 capital ratio	15.45	0.13	15.32

(3) Common equity Tier 1 capital ratio	12.33	(0.17)	12.50

(4) Leverage Ratio	5.12	0.02	5.10

SMBC non-consolidated

(1) Total capital ratio	15.71	0.99	14.72

(2) Tier 1 capital ratio	13.92	0.89	13.03

(3) Common equity Tier 1 capital ratio	10.55	0.54	10.01

(4) Leverage Ratio	4.75	0.34	4.41

17. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2025		Six months ended Sep. 30, 2024
	(a)	(a) - (b)	(b)

ROE (Tokyo Stock Exchange’s standard)	12.5	2.7	9.8

ROE (denominator: Total stockholders’ equity)	16.3	3.0	13.3

 Note:

ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

 18. Earnings targets and dividends forecast for FY3/2026

 (1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2026	FY3/2025 Result
Consolidated net business profit	2,050.0	1,719.3
Total credit cost	(300.0)	(344.5)
Ordinary profit	2,110.0	1,719.5
Profit attributable to owners of parent	1,500.0	1,178.0

SMBC non-consolidated		(Billions of yen)
	FY3/2026	FY3/2025 Result
Banking profit (before provision for general reserve for possible loan losses)	1,380.0	1,184.4
Total credit cost	(60.0)	(150.8)
Ordinary profit	1,720.0	1,488.1
Net income	1,290.0	1,068.6

(2) Dividends forecast
			(Yen)
	FY3/2026		FY3/2025

	Interim	Annual	Result
Dividend per share for common stock	78	157	122
Note: On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024.

The amount of dividend per share for common stock for the fiscal year ended March 31, 2025, reflects the impact of the stock split.
Reference:			(Billions of yen)
	FY3/2026		FY3/2025

	Interim	Annual	Result
Total dividend	300.1	601.2	475.1

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

 SMBC non-consolidated

			(Millions of yen)
	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	66,409,192	(3,352,787)	69,761,979

Call loans	5,009,119	524,349	4,484,770

Receivables under resale agreements	6,206,208	(2,419,776)	8,625,984

Receivables under securities borrowing transactions	1,792,748	661,012	1,131,736

Monetary claims bought	2,209,347	64,180	2,145,167

Trading assets	3,624,781	160,631	3,464,150

Securities	36,029,299	(1,532,552)	37,561,851

Loans and bills discounted	106,712,255	2,196,663	104,515,592

Foreign exchanges	2,166,749	(366,666)	2,533,415

Other assets	6,957,649	(423,350)	7,380,999

Tangible fixed assets	770,432	18,005	752,427

Intangible fixed assets	436,501	32,064	404,437

Prepaid pension cost	620,347	61,448	558,899

Customers’ liabilities for acceptances and guarantees	15,145,105	145,683	14,999,422

Reserve for possible loan losses	(569,864)	55,674	(625,538)

Reserve for possible losses on investments	(3,259)	89,311	(92,570)

Total assets	253,516,614	(4,086,111)	257,602,725

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Sep. 30, 2025		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Liabilities

Deposits	157,291,560	(2,440,111)	159,731,671

Negotiable certificates of deposit	16,335,880	(1,153,695)	17,489,575

Call money	902,293	(35,715)	938,008

Payables under repurchase agreements	16,029,896	(1,344,079)	17,373,975

Payables under securities lending transactions	800,446	(500,638)	1,301,084

Commercial paper	2,316,937	492,418	1,824,519

Trading liabilities	3,193,753	653,051	2,540,702

Borrowed money	20,655,335	(505,361)	21,160,696

Foreign exchanges	2,085,226	269,811	1,815,415

Bonds	305,090	(89,968)	395,058

Due to trust account	1,453,729	(81,994)	1,535,723

Other liabilities	7,939,924	(589,972)	8,529,896

Reserve for employee bonuses	12,255	(2,302)	14,557

Reserve for executive bonuses	-	(1,292)	1,292

Reserve for point service program	2,226	63	2,163

Reserve for reimbursement of deposits	3,024	(1,645)	4,669

Deferred tax liabilities	297,684	165,514	132,170

Deferred tax liabilities for land revaluation	26,241	(183)	26,424

Acceptances and guarantees	15,145,105	145,683	14,999,422

Total liabilities	244,796,610	(5,020,418)	249,817,028

Net assets

Capital stock	1,771,093	-	1,771,093

Capital surplus	1,774,651	-	1,774,651

Capital reserve	1,771,140	-	1,771,140

Other capital surplus	3,510	-	3,510

Retained earnings	4,567,504	731,802	3,835,702

Other retained earnings	4,567,504	731,802	3,835,702

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	4,346,003	731,802	3,614,201

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	7,903,246	731,802	7,171,443

Net unrealized gains (losses) on other securities	1,515,005	239,424	1,275,580

Net deferred gains (losses) on hedges	(718,492)	(34,057)	(684,434)

Land revaluation excess	20,245	(2,862)	23,107

Total valuation and translation adjustments	816,757	202,504	614,253

Total net assets	8,720,004	934,306	7,785,697

Total liabilities and net assets	253,516,614	(4,086,111)	257,602,725

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	Six months ended Sep. 30, 2025 (a)		Six months ended Sep. 30, 2024
		(a) - (b)	(b)
Ordinary income	3,784,788	32,707	3,752,081

Interest income	2,827,462	539	2,826,923

Interest on loans and discounts	1,503,007	(26,568)	1,529,575

Interest and dividends on securities	544,154	(5,623)	549,777

Trust fees	2,039	449	1,590

Fees and commissions	402,726	39,476	363,250

Trading income	57,660	(126,512)	184,172

Other operating income	90,403	49,379	41,024

Other income	404,496	69,376	335,120
Ordinary expenses	2,583,822	(203,591)	2,787,413

Interest expenses	1,833,397	(130,071)	1,963,468

Interest on deposits	680,927	15,620	665,307

Fees and commissions payments	130,437	23,235	107,202

Trading losses	8,294	7,631	663

Other operating expenses	31,188	(152,613)	183,801

General and administrative expenses	524,550	20,769	503,781

Other expenses	55,954	27,459	28,495

Ordinary profit	1,200,966	236,298	964,668

Extraordinary gains	2,194	713	1,481

Extraordinary losses	3,763	170	3,593

Income before income taxes	1,199,397	236,841	962,556

Income taxes - current	250,345	45,224	205,121

Income taxes - deferred	29,039	(270)	29,309

Total income taxes	279,385	44,955	234,430

Net income	920,011	191,886	728,125

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2025								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,771,093	1,771,140	3,510	1,656	219,845	3,614,201	(210,003)	7,171,443

Changes in the period

Cash dividends						(190,295)		(190,295)

Net income						920,011		920,011

Reversal of land revaluation excess						2,085		2,085
Net changes in items other than stockholders’ equity in the period

Net changes in the period						731,802		731,802
Balance at the end of the period	1,771,093	1,771,140	3,510	1,656	219,845	4,346,003	(210,003)	7,903,246

				(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,275,580	(684,434)	23,107	614,253	7,785,697

Changes in the period

Cash dividends					(190,295)

Net income					920,011

Reversal of land revaluation excess					2,085
Net changes in items other than stockholders’ equity in the period	239,424	(34,057)	(2,862)	202,504	202,504

Net changes in the period	239,424	(34,057)	(2,862)	202,504	934,306
Balance at the end of the period	1,515,005	(718,492)	20,245	816,757	8,720,004

Note: Amounts less than 1 million yen are rounded down.